                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1 )

                            ACLARA BIOSCIENCES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   00461P 10 6
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                  KEVIN C. TANG
                               4401 EASTGATE MALL
                               SAN DIEGO, CA 92121
                                 (858) 550-6328

                        --------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 16, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------                                       -----------------
CUSIP NO. 00461P 10 6              13D                         Page 2 of 9 Pages
------------------------                                       -----------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            TANG CAPITAL PARTNERS, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
----------------------------- --------- ----------------------------------------
           NUMBER                7      SOLE VOTING POWER
             OF                                  3,369,100
           SHARES             --------- ----------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                               0
         REPORTING            --------- ----------------------------------------
           PERSON                9      SOLE DISPOSITIVE POWER
            WITH                                 3,369,100
                              --------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                 0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,369,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES                                                           |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        9.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN
----------- --------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO. 00461P 10 6                 13D                      Page 3 of 9 Pages
----------------------                                         -----------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            TANG CAPITAL MANAGEMENT, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
----------------------------- --------- ----------------------------------------
           NUMBER                7      SOLE VOTING POWER
             OF                                  3,369,100
           SHARES             --------- ----------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                               0
         REPORTING            --------- ----------------------------------------
           PERSON                9      SOLE DISPOSITIVE POWER
            WITH                                 3,369,100
                              --------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                 0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,369,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES                                                           |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        9.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   OO
----------- --------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 00461P 10 6                 13D                      Page 4 of 9 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            KEVIN C. TANG
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
----------------------------- --------- ----------------------------------------
           NUMBER               7      SOLE VOTING POWER
             OF                                 3,369,100
           SHARES            --------- -----------------------------------------
        BENEFICIALLY            8      SHARED VOTING POWER
          OWNED BY                              0
         REPORTING           --------- -----------------------------------------
           PERSON               9      SOLE DISPOSITIVE POWER
            WITH                                3,369,100
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                               0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,369,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES                                                           |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        9.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   IN
----------- --------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 00461P 10 6                 13D                      Page 5 of 9 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            OSCAR L. TANG
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
----------------------------- --------- ----------------------------------------
           NUMBER               7      SOLE VOTING POWER
             OF                                 195,500
           SHARES            --------- -----------------------------------------
        BENEFICIALLY            8      SHARED VOTING POWER
          OWNED BY                              98,500
         REPORTING           --------- -----------------------------------------
           PERSON               9      SOLE DISPOSITIVE POWER
            WITH                                195,500
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                                98,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     294,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES                                                           |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        0.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   IN
----------- --------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

           This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock, $.001 par value per share of ACLARA BioSciences, Inc., a Delaware corporation (the "Issuer" or "ACLARA" herein), as filed with the Securities and Exchange Commission (the "SEC") on July 24, 2002 (the "Schedule 13D"). The principal executive offices of the Issuer are located at 1288 Pear Avenue, Mountain View, CA 94043.

           The Schedule 13D is hereby further amended and supplemented as follows:


ITEM 2.    IDENTITY AND BACKGROUND

           Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

            (a), (b) This statement is being jointly filed on behalf of the following persons and entities, referred to herein as the "Reporting Persons," pursuant to Rule 13d-1(k)(1) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

            Tang Capital Partners, LP
            Tang Capital Management, LLC
            Kevin C. Tang
                  4401 Eastgate Mall
                  San Diego, CA  92121

            Oscar L. Tang
            c/o Reich & Tang Asset Management LLC
            600 Fifth Avenue, 8th Floor
            New York, NY  10020

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 30, 2002, a copy of which is filed with this Amendment No. 1 as Exhibit A, under which the Reporting Persons have agreed to file this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

            (c) Tang Capital Partners, LP, a Delaware limited partnership (the "Partnership"), is a limited partnership whose primary business is to engage in buying, selling, holding and otherwise investing and trading in, on margin or otherwise, securities of every kind and nature, excluding commodities futures contracts. Tang Capital Management, LLC (the "LLC"), the general partner of the Partnership, has the sole and exclusive right to manage, control and conduct the affairs of the Partnership and to do any and all acts on behalf of the Partnership. The Limited Partners of the Partnership take no part in the control or management of the affairs of the Partnership.

            Kevin C. Tang is the sole Manager of the LLC, and has full and exclusive authority to manage the business and affairs of the LLC and to perform all acts as may be necessary or appropriate for the conduct of the business of the LLC.

            Oscar L. Tang is a private investor and father of Kevin C. Tang.

            (d), (e) During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, none of the Reporting Persons is required to disclose legal proceedings pursuant to Items 2(d) or 2(e) of Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 of the Schedule 13D is amended to add the following paragraph:

            2,123,700 shares of the common stock of the Issuer were transferred by the Schedule 13D Reporting Persons to the Partnership in exchange for consideration consisting of limited partnership interests in the Partnership.

ITEM 4.    PURPOSE OF TRANSACTION

            Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

            On September 3, 2002, 2,123,700 shares of the Issuer's common stock were transferred by the Reporting Persons identified on the Schedule 13D to the Partnership, a newly formed Delaware limited partnership. Kevin C. Tang is the managing director of the LLC, the general partner of the partnership.

            On September 16, 2002, an additional 1,158,900 shares of the Issuer's common stock, constituting 3.2 % of the Issuer's outstanding shares were purchased by the Partnership for cash in the open market.

            All ACLARA shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire additional shares of the Issuer's common stock from time to time in the market or in private transactions. The Reporting Persons may explore various alternatives for enhancing ACLARA's stockholder value. To this end, the Reporting Persons have communicated with, and may in the future communicate with, the management, Board and/or stockholders of ACLARA or other interested parties to encourage or seek to facilitate or cause strategic, management and/or operational changes, including the potential recommendation of candidates for consideration as members of the Board of Directors. There can be no assurance that the Reporting Persons will develop any such alternatives or that such alternatives, if developed, will be provided by ACLARA or that, if provided, will succeed. Other than as described above, the Reporting Persons have no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) -
(j) of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

            Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

            (a), (b) The following table describes the number of shares of common stock and the percent of outstanding common stock beneficially owned by the Reporting Persons. All percentages are based on 36,154,421 shares outstanding as reported by the Issuer in its Form 10Q filed with the SEC on August 14, 2002.

--------------------------------- ----------------------------- ----------------

NAME                              SHARES OF COMMON STOCK OWNED  PERCENTAGE OWNED
--------------------------------- ----------------------------- ----------------
Tang Capital Partners, LP(1)      3,369,100                     9.3%
--------------------------------- ----------------------------- ----------------
Tang Capital Management, LLC(2)   3,369,100                     9.3%
--------------------------------- ----------------------------- ----------------
Kevin C. Tang(3)                  3,369,100                     9.3%
--------------------------------- ----------------------------- ----------------
Oscar L. Tang                     294,000                       0.8%
--------------------------------- ----------------------------- ----------------
(1) Tang Capital Partners, LP is the registered owner of the Shares of Common Stock

(2) Tang Capital Management, LLC, is the general partner of Tang Capital Partners, LP.

(3)        Kevin C. Tang is the Manager of Tang Capital Management, LLC.

            (c) Exhibit B attached hereto contains information as to all transactions in the shares by the Reporting Persons in the past 60 days (since July 18, 2002). All such transactions were made for cash in the open market. No other transactions in the shares have been effected by the Reporting Persons since such date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

            The Reporting Persons beneficially own, in the aggregate, more than five percent of the outstanding shares of the Issuer, therefore they have elected to file this Schedule 13D, as amended.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A      Joint Filing Agreement.

            Exhibit B      Transactions in the Shares During the Past 60 Days

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2002
                                               TANG CAPITAL PARTNERS, LP
                                               By:  Tang Capital Management, LLC




                                               By:  /s/ Kevin C. Tang
                                                    ----------------------------
                                                     Kevin C. Tang, Manager

                                               TANG CAPITAL MANAGEMENT, LLC



                                               By:  /s/ Kevin C. Tang
                                                    ----------------------------
                                                     Kevin C. Tang, Manager



                                               /s/ Kevin C. Tang
                                               ---------------------------------
                                               KEVIN C. TANG



                                               /s/ Oscar L. Tang
                                               ---------------------------------
                                               OSCAR L. TANG

                                    EXHIBIT A
                              TO AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                            DATED SEPTEMBER 30, 2002

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of ACLARA BioSciences, Inc. and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of September, 2002.


                                           TANG CAPITAL PARTNERS, LP
                                           By:  Tang Capital Management, LLC




                                           By:  /s/ Kevin C. Tang
                                                --------------------------------
                                                 Kevin C. Tang, Manager


                                           TANG CAPITAL MANAGEMENT, LLC



                                           By:   /s/ Kevin C. Tang
                                                --------------------------------
                                                 Kevin C. Tang, Manager



                                           /s/ Kevin C. Tang
                                           -------------------------------------
                                           KEVIN C. TANG



                                           /s/ Oscar L. Tang
                                           -------------------------------------
                                           OSCAR L. TANG

                                    EXHIBIT B
                               TO AMENDMENT NO. 1
                    TO SCHEDULE 13D DATED SEPTEMBER 30, 2002

               TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS
                               SINCE JULY 18, 2002

The following open market purchases of ACLARA common stock were effected by Kevin C. Tang from July 18, 2002 through September 16, 2002. No sales or other transactions in ACLARA common stock were effected by Mr. Tang during this 60 day period.

        Trade Date             Number of Shares          Price per Share
        ----------             ----------------          ---------------
        8/5/02                      48,300                       $1.6645
        8/6/02                       7,200                         $1.75
        8/8/02                       1,000                         $1.90
        8/9/02                      18,600                         $1.90
        8/12/02                     15,100                         $1.90
        8/13/02                     21,700                         $1.90
        8/14/02                      6,200                       $1.8596
        8/16/02                      1,200                         $1.85
        8/19/02                      4,700                         $1.85
        8/20/02                      9,600                         $1.81
        8/23/02                     11,900                         $1.85
        8/27/02                      6,600                         $1.85
        8/29/02                     44,500                         $1.85

The following open market purchases of ACLARA common stock were effected by Oscar L. Tang from July 18, 2002 through September 16, 2002. No sales or other transactions in ACLARA common stock were effected by Mr. Tang during this 60 day period.

        Trade Date             Number of Shares          Price per Share
        ----------             ----------------          ---------------
        8/7/02                      56,200                         $1.75

The following open market purchases of ACLARA common stock were effected by Tang Capital Partners, LP from July 18, 2002 through September 16, 2002. No sales or other transactions in ACLARA common stock were effected by the Partnership during this 60 day period.

        Trade Date             Number of Shares          Price per Share
        ----------             ----------------          ---------------
        9/3/02                       1,800                         $1.85
        9/4/02                      46,700                         $1.85
        9/5/02                      16,000                         $1.85
        9/6/02                      13,100                         $1.85
        9/9/02                       3,000                         $1.85
        9/16/02                    1,158,900                       $1.40
        9/20/02                      2,300                         $1.45
        9/23/02                      1,300                         $1.45
        9/24/02                      2,300                         $1.45